Filed Pursuant to Rule 424(b)(5)
Registration No. 333-277585

PROSPECTUS SUPPLEMENT

(To Prospectus Supplement Dated September 25, 2024
and accompanying Prospectus Dated March 13, 2024)

GeoVax Labs, Inc.

Up to $30,000,000

Common Stock

This prospectus supplement updates, amends and supplements certain information in the prospectus supplement, dated September 25, 2024 (the “Original Prospectus Supplement”), and the accompanying prospectus dated March 13, 2024 (collectively, the “Prior Prospectus”). This prospectus supplement should be read in conjunction with the Prior Prospectus, and is qualified by reference thereto, except to the extent that the information herein updates, amends or supplements the information contained in the Prior Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectus, and any future amendments or supplements thereto.

Under the Prior Prospectus, we registered up to $4,486,846 of shares of our common stock, par value $0.001 per share (our “Common Stock”), relating to the offer and sale of our Common Stock time to time through or to A.G.P./Alliance Global Partners (“A.G.P.”), acting as sales agent or principal, in “at the market” offerings as defined in Rule 415 under the Securities Act of 1933, as amended, pursuant to that certain Sales Agreement, dated as of September 25, 2024, between us and A.G.P., as agent (the “Sales Agreement”). From September 25, 2024 through the date of this prospectus supplement, we sold an aggregate of 572,725 shares of our Common Stock for an aggregate purchase price of $1,257,464 under the Prior Prospectus.

As of October 14, 2024, the aggregate market value of our outstanding common stock held by non-affiliates was approximately $75,590,412, which was calculated based on 9,052,744 shares of outstanding common stock held by non-affiliates, at a price per share of $8.35, the closing price of our common stock on August 21, 2024, the highest closing price of the Company’s common stock on the Nasdaq Capital Market during the preceding sixty (60) day trading period. Therefore, our public float has increased above $75.0 million and we are no longer subject to the sales limitations of General Instruction I.B.6. of Form S-3. As of the date of this prospectus supplement, we are increasing the aggregate amount of Common Stock that we are offering pursuant to the Sales Agreement, such that we are offering up to an aggregate of $30,000,000 of our Common Stock for sale under the Sales Agreement, including the shares of Common Stock previously sold, or $28,742,536 from and after the date hereof.

Our common stock is quoted on The Nasdaq Capital Market under the symbol “GOVX.” On October 14, 2024, the last reported sale price of our common stock was $2.01 per share.

Investing in our common stock involves significant risks. See “Risk Factors” beginning on page S-11 of the Original Prospectus Supplement, page 7 of the accompanying prospectus and under similar headings in the documents incorporated by reference into this prospectus supplement and the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

A.G.P.

The date of this prospectus supplement is October 15, 2024.